19
SHS

Rec'd 2/10/06

06008480

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

AB 4/27

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First Island Capital Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8843 SE 77th Place
(No. and Street)

Mercer Island (City) WA (State) 98040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth C. Wang, CPA 425-576-8450
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KCW Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

10711 124th Avenue NE (Address) Kirkland (City) WA (State) 98033 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 18 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

5/17/06

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas R. Ulie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Island Capital Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

2/27/06

Notary Public

JOHN F. MCGINNITY NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES OCT. 14, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Reports of Independent Certified Public Accountant

First Island Capital, Inc.

December 31, 2005 and 2004

KCW ACCOUNTANCY CORPORATION
10711 – 124th Avenue NE
Kirkland, WA 98033
Phone: (425)485-8111
Fax: (425)415-8312
WEB SITE: www.kcwcpas.com
E-MAIL: info@kcwcpas.com

CONTENTS

KCW

KCW ACCOUNTANCY CORPORATION

10711 - 124th Avenue N.E.
Kirkland, Washington 98033
Web Site: www.kcwcpas.com

Phone: (425) 576-8450
Fax: (425) 576-8069
E-mail: info@kcwcpas.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
First Island Capital, Inc.

We have audited the accompanying statement of financial condition of **First Island Capital, Inc.** as of December 31 2005 and the related statements of income (loss), stockholder's equity and cash flows for the year then ended that you are to file pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of **First Island Capital, Inc.** as of and for the year ended December 31, 2004, were audited by other auditors whose report dated February 15, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **First Island Capital, Inc**. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

KCW Accountancy Corporation

February 17, 2006

First Island Capital, Inc.

STATEMENT OF FINANCIAL CONDITION

(See Report of Independent Certified Public Accountant)

	December 31, 2005	December 31, 2004
ASSETS		
CURRENT ASSETS		
Cash	$ 23,403	$ 34,608
Accounts Receivable	2,671	-
Total current assets	26,074	34,608
LONG TERM ASSETS		
Investments - current market value	101,730	104,629
TOTAL ASSETS	$ 127,804	$ 139,237
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 903	$ 3,320
Total current liabilities	903	3,320
SHAREHOLDER'S EQUITY		
Common stock, no par value, 25,000 shares authorized, one share issued	2,000	2,000
Additional paid-in capital	54,688	54,688
Retained earnings	70,213	79,229
Total shareholder's equity	126,901	135,917
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 127,804	$ 139,237

The accompanying notes are an integral part of these financial statements.

First Island Capital, Inc.

STATEMENTS OF INCOME (LOSS)

(See Report of Independent Certified Public Accountant)

	December 31,	
	2005	2004
Revenue		
Commissions	$ 44,467	$ 76,424
Interest and Dividends	1,777	1,462
Total Revenue	46,244	77,886
Expenses		
Clearing Fees	7,307	10,105
Professional Fees	1,380	1,580
Other Operating Expenses	10,787	20,121
Regulatory Fees	2,288	2,488
Employee Benefits	23,699	21,448
Travel	11,389	12,105
Total Expenses	56,850	67,847
(Loss) / Income before (benefit) / provision for income tax	(10,606)	10,039
(Benefit) / provision for income tax	(1,590)	1,689
NET (Loss) / Income	$ (9,016)	$ 8,350

The accompanying notes are an integral part of these financial statements.

First Island Capital, Inc.

STATEMENT OF SHAREHOLDER'S EQUITY

For Two Years Ended December 31, 2005

(See Report of Independent Certified Public Accountant)

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2003	1	$ 2,000	$54,688	$ 70,879	$127,567
Net Income	-	-	-	8,350	8,350
Balance at December 31, 2004	1	$ 2,000	$54,688	$ 79,229	$135,917
Net Loss	-	-	-	(9,016)	(9,016)
Balance at December 31, 2005	1	$ 2,000	$54,588	$70,213	$126,901

The accompanying notes are an integral part of this financial statement.

First Island Capital, Inc.

STATEMENTS OF CASH FLOWS

(See Report of Independent Certified Public Accountant)

	December 31, 2005	December 31, 2004
Increase (decrease) in cash		
Cash flows from operating activities:		
Net (loss) / income	$ (9,016)	$ 8,350
Adjustments to reconcile net (loss) / income to net cash provided by (used in) operating activities:		
Accounts receivable	(2,671)	18
Accounts payable	(2,417)	325
Net cash (used in) / provided by operating activities	(14,104)	8,693
Cash flows provided by / (used in) investing activities:		
Investments	2,899	(1,793)
NET (DECREASE) INCREASE IN CASH	(11,205)	6,900
Cash at beginning of year	34,608	27,708
Cash at end of year	$ 23,403	$ 34,608

The accompanying notes are an integral part of these statements.

First Island Capital, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 – NATURE OF BUSINESS

First Island Capital, Inc. (the "Company") is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member firm of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. The Company was organized to develop investment banking business including private placement financing, and to provide general brokerage services. All securities transactions are cleared through another broker-dealer on a fully disclosed basis. The Company does not hold customer funds or securities. The Company is located in Mercer Island, Washington.

NOTE 2 – SIGNFICANT ACCOUNTING POLICIES

1. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure. Accordingly, actual results could differ from those estimates.

2. Cash and Cash Equivalents:

For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at dates of acquisition to be cash equivalents.

3. Additional Paid-In Capital:

The Company adopted a resolution, as long as T. R. Ulie remains the sole shareholder, additional cash contributions or payments for goods and services for the company will be treated as equity infusions without issuance of additional shares of common stock.

4. Revenue Recognition:

The Company recognizes commission income and clearing fees on a settlement date basis which is not materially different from recording such transactions on a trade date basis.

NOTE 2 – SIGNFICANT ACCOUNTING POLICIES – continued

5. Income Taxes:

The Company, since inception, adopted Statement of Financial Accounting Standard No. 109 (SFAS 109), "Accounting for Income Taxes", which requires the use of the liability method in accounting for income taxes. SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The adoption of SFAS 109 was not material to the accompanying financial statements.

NOTE 3 – RELATED PARTY TRANACTIONS

Most of the Company's clients are related to the sole shareholder, and the Company uses office space owned by the sole shareholder.

KCW ACCOUNTANCY CORPORATION

10711 - 124th Avenue N.E.
Kirkland, Washington 98033
Web Site: www.kcwcpas.com

Phone: (425) 576-8450
Fax: (425) 576-8069
E-mail: info@kcwcpas.com

INDEPENDENT AUDITOR'S REPORT

ON

SUPPLEMENTARY INFORMATION

REQUIRED BY

RULE 17a -5 of the SECURITIES AND EXCHANGE COMMISSION

Board of Directors
First Island Capital, Inc.

We have audited the accompanying financial statements of First Island Capital, Inc., for the year ended December 31, 2005, and have issued our report thereon dated February 17, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KCW Accountancy Corporation

February 17, 2006

First Island Capital, Inc.

Schedule I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2005

(See Report of Independent Certified Public Accountant)

Computation of net capital	$ 126,901
Basic net capital requirement:	
Net capital as above	$ 126,901
Minimum net capital required ($5,000 for brokers who do not Generally carry customer's accounts)	5,000
Excess net capital before haircuts on other securities	121,901
Less, haircuts on other securities	(492)
Excess net capital	$121,409

The accompanying notes are an integral part of this financial statement.

First Island Capital, Inc.

Schedule II

RECONCILIATION OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17A-5(d)(4) and 15c3-1

December 31, 2005

(See Report of Independent Certified Public Accountant)

Net capital as reported by the Company Focus Report Part IIA	$ 123,109
Independent auditors and adjustments	-
Net capital after adjustments	123,109
Add non-allowable assets	3,300
Net capital after haircuts	126,409
Add haircuts on other securities taken	492
Reconciled net capital represented by independent auditor	$ 126,901

The accompanying notes are an integral part of this financial statement.

KCW ACCOUNTANCY CORPORATION

10711 - 124th Avenue N.E.
Kirkland, Washington 98033
Web Site: www.kcwcpas.com

Phone: (425) 576-8450
Fax: (425) 576-8069
E-mail: info@kcwcpas.com

INDEPEDNET AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
First Island Capital, Inc.

In planning and performing our audit of the financial statements of First Island Capital, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17s-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customer or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

KCW ACCOUNTANCY CORPORATION

10711 - 124th Avenue N.E.
Kirkland, Washington 98033
Web Site: www.kcwcpas.com

Phone: (425) 576-8450
Fax: (425) 576-8069
E-mail: info@kcwcpas.com

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 172-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to on the previous page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (Designated self-regulatory organization) and other agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2006